UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 5

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT WOLF RESORTS, INC.

(Names of Subject Company (Issuer))

K-9 ACQUISITION, INC.

K-9 HOLDINGS, INC.

K-9 INVESTORS, L.P.

(Name of Filing Persons (Offeror))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

K-9 Acquisition, Inc.

K-9 Holdings, Inc.

K-9 Investors, L.P.

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Adam Weinstein

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$262,419,918.65	$30,073.32

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 33,429,289 shares of common stock, par value $0.01 per share, at $7.85 per share as of March 13, 2012. This includes (i) 31,669,564 shares of unrestricted common stock outstanding on March 13, 2012, (ii) 1,236,173 shares of restricted stock outstanding on March 13, 2012 and (iii) 523,552 shares of restricted stock that, pursuant to that certain Agreement and Plan of Merger, dated as of March 12, 2012, by and among Great Wolf Resorts, Inc. (the “Company”), K-9 Acquisition, Inc. and K-9 Holdings, Inc. (the “Merger Agreement”), were converted from certain stock-denominated performance awards upon the signing of the Merger Agreement. The holders of such shares of restricted stock (including those converted from performance awards) will have the right to tender such shares in the offer. The number of shares of common stock assumed for purchase does not include shares of common stock issuable (i) pursuant to outstanding options to purchase common stock with an exercise price per share in excess of the price offered in the offer or (ii) pursuant to certain company stock awards that will expire without consideration if the shares are accepted for payment in the offer.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,816.98

Form or Registration No.: Schedule TO-T, Schedule TO-T/A, Schedule TO-T/A

Filing Party: K-9 Acquisition, Inc., K-9 Holdings, Inc., K-9 Investors, L.P. and Apollo Management VII, L.P.

Date Filed: March 13, 2012, April 9, 2012, April 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2012, as amended and supplemented by Amendment No. 1 filed on March 21, 2012, Amendment No. 2 filed on April 5, 2012, Amendment No. 3 filed on April 9, 2012, and Amendment No. 4 filed on April 19, 2012 (as so amended and supplemented, the “Schedule TO”), by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”), K-9 Holdings Inc., a Delaware corporation (“Parent”), K-9 Investors, L.P., a Delaware limited partnership, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Great Wolf Resorts, Inc. (the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2012, as amended by the Amendment and Supplement to the Offer to Purchase, dated April 9, 2012, the Second Amendment and Supplement to the Offer to Purchase, dated April 19, 2012 and the related letters of transmittal, as they may be amended or supplemented from time to time (the “Offer to Purchase”). This Amendment No. 5 amends and supplements the Schedule TO to, among other things, increase the offer price to $7.85 per share, net to the seller in cash, without interest and less any applicable withholding taxes and to extend the expiration time of the offer until 9:00 a.m., New York City time, on Friday, May 4, 2012. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase dated March 13, 2012, as amended by the Amendment and Supplement to the Offer to Purchase dated April 9, 2012, the Second Amendment and Supplement to the Offer to Purchase dated April 19, 2012, and as further amended by the Third Amendment and Supplement to the Offer to Purchase attached hereto as Exhibit (a)(1)(O) (“Supplement No. 3”), including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 5 together with the Schedule TO.

Item 1:	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in Supplement No. 3 under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2:	Subject Company Information

Regulation M-A Item 1002(a) – (c)

(c) Trading Market and Price.

The information set forth in Supplement No. 3 under the caption “The Tender Offer—Section 6 (Price Range of Shares; Dividends)” is incorporated herein by reference.

Item 4:	Terms of the Transaction

Regulation M-A Item 1004(a)

(a) Material Terms.

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet;

Introduction;

The Tender Offer—Section 1 (Terms of the Offer);

The Tender Offer—Section 2 (Acceptance for Payment and Payment for Shares);

The Tender Offer—Section 3 (Procedures for Accepting the Offer and Tendering Shares);

The Tender Offer—Section 6 (Price Range of Shares; Dividends);

The Tender Offer—Section 9 (Source and Amount of Funds);

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company);

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements); and

The Tender Offer—Section 17 (Miscellaneous).

The Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(11) filed herewith.

Item 5:	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

(a) Transactions

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet; and

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company).

(b) Significant Corporate Events

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet;

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company); and

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements).

Item 7:	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds.

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet;

The Tender Offer—Section 9 (Source and Amount of Funds); and

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company).

The Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(11) filed herewith.

(b) Conditions.

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet;

The Tender Offer—Section 9 (Source and Amount of Funds);

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company); and

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements).

The Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(11) filed herewith.

Item 11:	Additional Information

Regulation M-A Item 1011 (a) and (c)

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Supplement No. 3 under the following captions is incorporated herein by reference:

Summary Term Sheet; and

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements).

(c) Other Material Information.

The information set forth in Supplement No. 3 is incorporated herein by reference.

Item 12:	Exhibits

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(O)	Third Amendment and Supplement to the Offer to Purchase, dated April 20, 2012.

(a)(1)(P)	Joint Press Release issued by the Offeror and the Company, on April 20, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on April 20, 2012).

(d)(11)	Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.

(d)(12)	Third Amended and Restated Equity Commitment Letter, dated as of April 20, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.

(d)(13)	Amended and Restated Limited Guarantee, dated as of April 20, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012

K-9 Acquisition, Inc.

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: President

K-9 Holdings, Inc.

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: President

Apollo Management VII, L.P.

By:	AIF VII Management, LLC, its General Partner

	By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

K-9 Investors, L.P.

By:	Apollo Advisors VII, L.P. its General Partner

By:	Apollo Capital Management VII, LLC, its General Partner

	By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter of Transmittal for Restricted Shares.*

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(a)(1)(H)	Summary Advertisement as published in the Wall Street Journal and dated March 13, 2012.*

(a)(1)(I)	Joint Press Release issued by Parent, the Offeror and the Company, on April 5, 2012.*

(a)(1)(J)	Amendment and Supplement to the Offer to Purchase, dated April 9, 2012.*

(a)(1)(K)	Joint Press Release issued by Parent, the Offeror and the Company, on April 6, 2012.*

(a)(1)(L)	Second Amendment and Supplement to the Offer to Purchase, dated April 19, 2012.*

(a)(1)(M)	Joint Press Release issued by Parent, the Offeror and the Company, on April 18, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on April 18, 2012).*

(a)(1)(N)	Joint Press Release issued by the Holding Partnership and the Company, on April 19, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on April 19, 2012).*

(a)(1)(O)	Third Amendment and Supplement to the Offer to Purchase, dated April 20, 2012.

(a)(1)(P)	Joint Press Release issued by the Offeror and the Company, on April 20, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8- K filed by Great Wolf Resorts, Inc. on April 20, 2012).

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, from Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(4)	Extension Letter Agreement, dated April 5, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(5)	First Amendment to Agreement and Plan of Merger, dated as of April 6, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(6)	Amended and Restated Equity Commitment Letter, dated as of April 6, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(7)	Amended and Restated Limited Guarantee, dated as of April 6, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(8)	Second Amendment to Agreement and Plan of Merger, dated as of April 18, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(9)	Second Amended and Restated Equity Commitment Letter, dated as of April 18, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

Exhibit No.	Description

(d)(10)	Amended and Restated Limited Guarantee, dated as of April 18, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(11)	Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.

(d)(12)	Third Amended and Restated Equity Commitment Letter, dated as of April 20, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.

(d)(13)	Amended and Restated Limited Guarantee, dated as of April 20, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.

(g)	None.

(h)	None.

*	Previously filed